Exhibit 12

LaSalle Hotel Properties

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Share Dividends

(Dollars in thousands, except ratio data)

(unaudited)

	For the six months ended	For the year ended December 31,
	June 30, 2009	2008	2007	2006	2005	2004
	(A)
Net (loss) income attributable to common shareholders	$(10,660)	$10,630	$61,543	$73,456	$20,767	$10,691
Discontinued operations	—	—	(30,532)	(3,689)	(3,040)	(5,991)
Income tax expense (benefit)	3,304	(1,316)	3,075	(277)	(1,979)	(3,499)
Noncontrolling interests	357	5,239	6,368	4,622	1,693	265
Equity in earnings of unconsolidated entities	—	—	(27)	(38,420)	(753)	(853)
Impairment of investment in hotel property	—	—	—	—	—	—
Fixed charges	33,407	74,235	74,804	70,601	40,158	28,660
Amortization of capitalized interest	370	576	205	349	405	517
Distributed income in earnings of unconsolidated entities	3	25	27	39,398	1,116	3,000
Capitalized interest	(649)	(3,525)	(4,171)	(2,589)	(1,178)	(783)

Earnings	$26,132	$85,864	$111,292	$143,451	$57,189	$32,007

Fixed Charges
Interest	19,212	46,865	44,911	39,849	21,811	13,077
Capitalized interest	649	3,525	4,171	2,589	1,178	783
Amortization of bond premium	—	—	—	—	—	—
Amort. of discounts and capitalized cost related to indebtness	535	1,348	1,378	2,559	2,540	2,268
Preference security dividends	13,011	22,497	24,344	25,604	14,629	12,532

Total fixed charges and preference security dividends	$33,407	$74,235	$74,804	$70,601	$40,158	$28,660

Ratio of earnings to combined fixed charges and preferred share dividends	0.8	1.2	1.5	2.0	1.4	1.1

(A)	The shortfall of earnings to combined fixed charges and preferred share dividends for the six months ended June 30, 2009 was approximately $7,275.